                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                    Lernout & Hausipe Speech Products N.V.

                               (Name of Issuer)

                                 Common Stock

                        (Title of Class of Securities)

                                   B5628B104

                                (CUSIP Number)



Robert A. Eshelman, Esq.         With a copy to:
Microsoft Corporation            Richard B Dodd, Esq.
One Microsoft Way                Preston Gates & Ellis LLP
Redmond, WA 98052-6399           701 Fifth Avenue
(425) 882-8080                   5000 Columbia Seafirst Center
                                 Seattle, WA 98104
                                 (206) 623-7580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 16, 1997

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3)or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------
  CUSIP NO.
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      MICROSOFT CORPORATION
      91-1144442

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e) [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF WASHINGTON

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,450,210

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,450,210

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,450,210

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12
      [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      8.0%

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      TYPE OF REPORTING PERSON
 14
      CO

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                                                                             -2-

Item 1.  Security and Issuer
         -------------------

        This statement relates to the Common Stock, no par value (the "Common Stock"), of Lernout & Hauspie Speech Products N.V. (the "Issuer").

        The principal executive offices of the Issuer are located at Sint-Krispijnstraat 7, 8900 Ieper, Belgium.

Item 2.  Identity and Background
         -----------------------

        This statement is being filed by Microsoft Corporation ("Microsoft"). Microsoft is a corporation organized under the laws of the State of Washington and conducts its principal business operations in Redmond, Washington at One Microsoft Way, Redmond, Washington 98052-6399.

        Microsoft develops, manufactures, markets, licenses, and supports a wide range of software products, including operating systems for personal computers, workstations, and servers; business and consumer programs for productivity, reference, education, and entertainment; and software development tools. Microsoft also offers an online service and markets personal computer books and hardware, and is engaged in the research and potential development of advanced technology software products.

        Microsoft has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

        On September 16, 1997, Microsoft purchased a total of 1,450,210 shares of Common Stock for a price of $45,000,016.30 (the "Purchased Common Stock"). Such purchase was consummated via a Common Stock Purchase and Shareholders' Agreement (the "Agreement") between Microsoft, the Issuer, the Co-Chairmen of the Issuer and another principal shareholder of the Issuer dated September 10, 1997.

        The source of Microsoft's consideration under the Agreement was Microsoft's working capital. Microsoft did not acquire any of the Purchased Common Stock with borrowed funds.

Item 4.  Purpose of Transaction
         ----------------------

        Microsoft acquired the Purchased Common Stock as an investment. Subject to contractual and regulatory restrictions, Microsoft may sell shares of the Purchased Common Stock from time to time in the open market or in privately negotiated transactions, and may also enter into short sales, the purchase or sale of derivative securities or other hedging transactions with broker-dealers or other financial institutions. Transactions in respect of the shares of the Purchased Common Stock may be effected from time to time based upon Microsoft's capital requirements, strategic planning and/or the market price of the Common Stock.

        Under the terms of the Agreement, the Issuer may cause warrants to be issued to Microsoft to purchase up to 428,571 shares of Common Stock (the "Warrants"). The Issuer has agreed to issue the Warrants no later than 6 months from the date of the Agreement subject to the condition that, in the reasonable good faith opinion of the Issuer, Microsoft has created new business opportunities as a consequence of the cooperation between Microsoft and the Issuer. In the event the new business opportunities do not fully meet the parties' mutual expectations due to the failure of Microsoft, the Issuer may issue Warrants for some, but not all, of the 428,571 Common Shares, in proportion to the new business opportunities which are actually achieved. In the event that the Issuer fails to obtain shareholder approval for the issuance of the Warrants, certain principal shareholders of the Issuer have agreed to provide Microsoft with financial instruments of equivalent value.

        In addition, under the terms of the Agreement, so long as Microsoft continues to beneficially own directly or indirectly 966,806 Common Shares, the Issuer and the Co-Chairmen have agreed to take certain actions so that a nominee of Microsoft will be elected to the Issuer's Board of Directors.

        Except as otherwise set forth in this Item 4, Microsoft has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's Articles of Association, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

        Microsoft reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

        On September 10, 1997, Microsoft and the Issuer entered into the Agreement, whereby Microsoft agreed to acquire 1,450,210 shares of Common Stock at $31.03 per share for an aggregate purchase price of $45,000,000.16.
The acquisition of the Purchased Common Stock closed on September 16, 1997. Microsoft's ownership of the Purchased Common Stock represents approximately 8.0% of the Issuer's outstanding Common Stock. On September 24, 1997, the Issuer issued 1,825,000 shares of Common Stock in a public offering, and Microsoft's ownership of the Purchased Common Stock represents approximately 7.3% of the Issuer's outstanding Common Stock following such offering.

        Microsoft has sole dispositive power over the Purchased Common Stock. However, under the terms of the Agreement, Microsoft has agreed not to transfer the Preferred Stock for a period of three years except that (i) Microsoft may transfer up to one-third of the Purchased Common Stock during period between the first and second anniversary of the closing of the purchase of the Purchased Common Stock, (ii) Microsoft may transfer up to two-thirds of the Purchased Common Stock during the period between the first and third anniversary of the closing of the purchase of the Purchased Common Stock, and (iii) Microsoft may transfer some or all of the Purchased Common Stock to an "affiliated entity" of Microsoft as defined under Belgian law. Microsoft has the right to effectuate the hedging transactions described in Item 4 above. The restrictions on transfer will expire in the event of a change of control involving the Issuer.

        For a period of five years commencing on the closing of the purchase of the Purchased Common Stock, the Issuer has a right of first refusal in the event Microsoft wishes to transfer more than 100,000 shares of Common Stock to any industrial corporation, the primary business of which is computer hardware or software, in a transaction effected outside of the Nasdaq National Market or Easdaq.

        Microsoft has not been a party to any transaction in the Purchased Common Stock, other than the Agreement, in the last 60 days. Microsoft knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

        On September 10, 1997, Microsoft and the Issuer entered into the Agreement, whereby Microsoft agreed to acquire 1,450,210 shares of Common Stock for a price of $45,000,016.30. The acquisition of the Purchased Common Shares closed on September 16, 1997.

        In addition to the terms of the Agreement discussed in Item 5 above, the Issuer agreed to grant Microsoft certain registration rights with regard to the Purchased Common Stock.

Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

None.

                                  SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                MICROSOFT CORPORATION


                                By   /s/ Robert A. Eshelman
                                   -------------------------
                                    Signature

September 26, 1997